

Mail Stop 3030

January 26, 2010

<u>Via U S Mail and FAX [(702) 926-9508]</u>

Ms. Stacey Fling
Chief Executive Officer
EV Innovations, Inc.
4894 Lone Mountain #168
Las Vegas, Nevada 89130

> **Re: EV Innovations, Inc.**
> **Form 8-K for Item 4.01**
> **Filed January 8, 2010**
> **File No. 000-33391**

Dear Ms. Fling:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief